Contactar

www.linkedin.com/in/mtro-jorge-villegas-rodríguez-346b7b50 (LinkedIn)

Mtro. Jorge Villegas Rodríguez

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México

Experiencia

CONACYT

director de Desarrollo Estatal y Regional

2004 - Present (21 años)

Av. Insurgentes Sur 1582, 6o piso, ala norte. México, DF, Cp 03940